Exhibit 4.22

Debenture

by

MAD CATZ INTERACTIVE ASIA LIMITED
as Company

in favour of

CONGRESS FINANCIAL CORPORATION (CENTRAL)
as Collateral Agent

CONTENTS

1.	INTERPRETATION	1

2.	SECURED OBLIGATIONS	3

3.	SECURITY	3

4.	RESTRICTIONS	5

5.	DEEDS, SECURITIES AND DEBTS	8

6.	INSURANCE	9

7.	COVENANTS BY THE COMPANY	9

8.	NOTICE OF CRYSTALLISATION	9

9.	POWERS OF THE COLLATERAL AGENT	10

10.	RECEIVERS	10

11.	APPROPRIATION	12

12.	PROTECTION OF SECURITY	12

13.	REPRESENTATIONS AND WARRANTIES	13

14.	PAYMENTS	13

15.	COMMUNICATIONS	14

16.	LAW AND JURISDICTION	15

17.	ASSIGNMENT AND TRANSFER	15

18.	MISCELLANEOUS	16

19.	PRESERVATION OF RIGHTS	17

i

THIS DEBENTURE is dated 1 August 2002 and made

BY:

MAD CATZ INTERACTIVE ASIA LIMITED, (the “Company”) registered in the HKSAR as company number 798220 and having its registered office at Unit 1717-19, 17th Floor, Grand Central Plaza, Tower 2, 138 Shatin Rural Committee Road, Shatin, New Territories, Hong Kong;

IN FAVOUR OF:

CONGRESS FINANCIAL CORPORATION (CENTRAL) registered in Illinois and having its registered office at 150 South Wacker Drive, Chicago, Illinois 60606, in its capacity as collateral agent for and on behalf of the Lender (as defined in the Loan Agreement) pursuant to the Loan Agreement (the “Collateral Agent”) (fax number (312) 332 0424).

WHEREAS

(A)	The Collateral Agent has made and has agreed to make various loan and other facilities available to the Principal pursuant to the Loan Agreement.

(B)	The Company is indirectly beneficially wholly owned by Mad Catz Interactive, Inc., which also wholly owns the Principal.

(C)
The Company has agreed to provide and procure the provision of security in favour of the Collateral Agent for the obligations of the Principal under the Loan Agreement to the Lender (as defined in the Loan Agreement) (acting through the Collateral Agent) including, inter alia, a debenture over its property, assets and undertakings upon the terms and conditions of this Deed.

1.	INTERPRETATION

1.1	Definitions: In this Deed:—

“Charged Property” means the property, assets and undertaking mortgaged, charged or assigned by the Company to the Collateral Agent by Clause 3;

“Encumbrance” includes any mortgage, charge (fixed or floating), pledge, hypothecation or lien and any other arrangement or interest (whether by way of assignment, trust, title retention or otherwise) which has the effect of creating security or payment priority (including, without limitation, the deposit of monies or property with a person with the intention of affording such person a right of set-off or lien) and any sale and leaseback, sale and repurchase or deferred purchase arrangements and any other agreement or arrangement having substantially the same economic effect as any of the foregoing;

“Enforcement Event” means an Event of Default in respect of which a declaration is made or steps are taken in accordance with clause 9.2 (Remedies) of the Loan Agreement;

“Financing Agreements” bears the same meaning as contained in the Loan Agreement;

“HKSAR” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Interest” in respect of any amount means such amount calculated from the due date up to the actual date of payment (after, as well as before, judgement) at the rate of interest applicable at the relevant time under the Loan Agreement;

“Loan Agreement” means a First Amended and Restated Loan Agreement between the Collateral Agent, in its capacity as collateral agent for and on behalf of the Lender (as defined in the Loan Agreement) pursuant to the Loan Agreement, and the Principal dated 5 September 2001 and an Amending Agreement between the same parties dated 18 June 2002, as the same may from time to time be amended, varied, modified or supplemented;

“Ordinance” means the Conveyancing and Property Ordinance (Cap. 219) of the laws of Hong Kong;

“Principal” means Mad Catz, Inc., registered in Delaware as company number 3007186 and having its chief executive office at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108 as the borrower under the Loan Agreement;

“Proceeds Accounts” means the Company’s accounts with Bank of China (Hong Kong) Limited in the HKSAR (multi-currency savings account no.012-352-92-00652-0 and HK$ current account no.012-352-0-00800-6) or such other account(s) as the Collateral Agent may specify from time to time;

“Relevant Currency” means in relation to each of the Secured Obligations the currency in which it is from time to time denominated;

“Secured Obligations” means the obligations and liabilities of the Principal to the Lender to pay all and any sums which are or at any time may be payable by the Principal to the Lender under the Loan Agreement or any of the other Financing Agreements and all other moneys payable under or pursuant to this Deed;

“Subsidiary” shall have the meaning ascribed to that term by section 2 of the Companies Ordinance (Cap 32) as it is in force at the date of this Deed; and

“Tax” includes any form of taxation, levy, duty, charge, contribution or impost of whatever nature (including any applicable fine, penalty, surcharge or interest) imposed by any local, municipal, governmental, state, federal or other fiscal, revenue, customs and/or excise authority, body or official anywhere in the world competent to impose any of them.

1.2	Aids to construction: Unless the context otherwise requires, any reference in this Deed to:

Secured Obligations is deemed to include a reference to any part of them or it;

the “Collateral Agent” or the “Lender” or the “Company” or the “Principal” shall be construed so as to include its successors and assigns and transferees;

a “Clause” shall be construed as a reference to a Clause of this Deed;

a “person” shall be construed as a reference to any individual, company, body corporate, corporation sole or aggregate, government, state or agency of a state, firm, partnership, joint venture, association, organisation, trust or entity;

a “subsidiary” of any person shall have the meaning ascribed to that term by section 2 of the Companies Ordinance (Cap 32) as it is in force at the date of this Deed;

a “successor” of any party to this Deed shall be construed as including any person to whom all or any part of the rights or obligations of such party under this Deed shall have been assigned or transferred or who shall have assumed all or any part of such rights or obligations; and

“this Deed” shall be construed as a reference to this Deed as the same may from time to time be amended, varied, modified or supplemented.

1.3	Headings: The headings are inserted for convenience only and shall not affect the construction of this Deed.

1.4
Reference to Collateral Agent:     In this Deed, any reference to the Collateral Agent is a reference to Congress Financial Corporation (Central) as Lender and as US Collateral Agent under the Loan Agreement.

1.5	Loan Agreement: Unless expressly defined in this Deed, capitalised terms defined in the Loan Agreement have the same meaning in this Deed.

2.	SECURED OBLIGATIONS

This Deed is granted by the Company to secure the obligations and liabilities of the Principal to the Lender under the Loan Agreement and/or the other Financing Agreements, and may be enforced by the Collateral Agent immediately upon the occurrence of an Enforcement Event.

3.	SECURITY

As a continuing security for the discharge on demand of the Secured Obligations and as beneficial owner, the Company:—

3.1
Unspecified present and future real property:    charges to the Collateral Agent by way of fixed equitable charge all estates or interests in any real property now and in the future vested in or charged to the Company;

3.2
Rights attaching to real property:    assigns to the Collateral Agent the benefit of all covenants and rights relating to the Company’s real property and the benefit of all easements serving or relating to such property, subject to reassignment on redemption;

3.3	Licences: charges to the Collateral Agent by way of first fixed equitable charge all licences, permits and consents now and in the future vested in or charged to the Company;

3.4
Insurances:    assigns to the Collateral Agent the proceeds of each policy of insurance now or in the future issued in relation to the Company’s real property and the other assets charged by this Deed, subject to reassignment on redemption;

3.5
Plant, machinery etc:    charges to the Collateral Agent by way of fixed charge all the plant, machinery, fixtures and fittings now and in the future belonging to the Company and all right, title and interest of the Company under any agreements (present or future) relating to the purchase, lease or hire purchase of the same;

3.6
Furniture etc:    charges to the Collateral Agent by way of fixed charge all vehicles, computers, furniture, equipment, tools and other chattels now and in the future belonging to the Company and all right, title and interest of the Company under any agreements (present or future) relating to the purchase, lease or hire purchase of the same, not regularly disposed of in the ordinary course of business;

3.7	Goodwill/uncalled capital: charges to the Collateral Agent by way of fixed charge all the goodwill and uncalled capital of the Company present and future;

3.8	Intellectual property: charges to the Collateral Agent by way of fixed charge all intellectual property rights now and in the future belonging to the Company;

3.9
Securities:    charges to the Collateral Agent by way of fixed charge all shares, stock, debentures and other securities (whether, without limitation, certificated or uncertificated or units of security in an account or balance (whether held as a member or by a nominee) within any clearing, settlement or transfer system whatsoever and wherever situated) now and in the future belonging to the Company together with all the right, title and interest in and to interest and other income and all voting and all other rights of whatsoever kind;

3.10
Hedging arrangements:    assigns to the Collateral Agent the benefit of any interest rate swap, currency swap, cap or collar arrangement, future, option, forward rate agreement or other derivative instrument (howsoever described) or any other agreement with the Collateral Agent or any third party for protecting or hedging any of the Secured Obligations to the Collateral Agent at any time, subject to reassignment on redemption;

3.11	Contractual arrangements: assigns to the Collateral Agent the benefit of any contractual arrangements (howsoever described), including but not limited to contracts of employment with its employees;

3.12
Debts:    charges to the Collateral Agent by way of fixed charge all book debts and other debts now and in the future owing to the Company and the proceeds of payment or realisation of each of them until the payment of such proceeds into the Proceeds Accounts in accordance with Clause 5.2;

3.13
Negotiable instruments:    charges to the Collateral Agent by way of fixed charge all negotiable instruments at any time drawn, issued or endorsed in favour of, or held by or on behalf of, the Company, including any such instruments which at any time have been deposited with the Collateral Agent (whether or not endorsed to the Collateral Agent);

3.14
Credit balances:    charges to the Collateral Agent by way of fixed charge all funds standing to the credit of the Company from time to time on any account with any bank or financial institution, including the Proceeds Accounts;

3.15
Choses in action/claims:    charges to the Collateral Agent by way of fixed charge all choses in action and claims now and in the future belonging to the Company not otherwise charged or assigned by Clauses 3.1 to 3.14; and

3.16
Other property:    charges to the Collateral Agent by way of floating charge all the undertaking and all property, assets and rights of the Company present and future wherever situate not from time to time subject to a mortgage, fixed charge or assignment under this Deed.

4.	RESTRICTIONS

The Company will not (and, in the case of clauses 4.1, 4.2, 4.6, 4.7, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.19, 4.20, 4.21 and 4.22, will not permit any of its Subsidiaries to) do any of the following without the previous written consent of the Collateral Agent: —

4.1
Negative pledge:    create or permit to arise or continue any Encumbrance affecting the Charged Property or increase or extend any liability of the Company secured on any of the Charged Property or otherwise create, incur, assume or suffer to exist any Encumbrance on the Collateral (or any part thereof), or any of its, or its Subsidiaries’ other assets, other than any liens arising by operation of law and in the ordinary course of business; or

4.2
Disposals of fixed charge property:    sell, lease, convey, assign, transfer or otherwise dispose of (each a “Transfer”) all or any portion of the Charged Property charged by Clauses 3.1 to 3.15 inclusive or, following crystallisation of the floating charge created by Clause 3.16, the Charged Property charged by Clause 3.16, except:

(A)	a Transfer to the Principal;

(B)
Transfers of assets in the ordinary course of business not required for the efficient operation of the Company for fair value with a book value not exceeding Canadian Dollars 10,000,000 in the aggregate for all fiscal years cumulative for the life of the Company for all such Transfers under this Clause (C);

(C)	Transfers of obsolete, worn out or defective equipment and other assets for fair value in cash and/or cash equivalents;

(D)	Transfers of assets by a Subsidiary of the Company to the Company and by the Company to its Subsidiaries; and

provided that all proceeds received from any such Transfer shall be deposited in the Proceeds Accounts; or

4.3
Dealing with debts:    deal with the Company’s book debts and other debts otherwise than by collecting them in the ordinary course of the Company’s business or (without limitation) realise its book debts and other debts by means of block discounting, factoring or the like; or

4.4
Disposals of floating charge property:    sell, lease, convey, assign, transfer or otherwise dispose of (each a “Transfer”) all or any portion of the Charged Property charged by Clause 3.16 other than in the ordinary course of, and for the purposes of, carrying on its business (that is not related to the Principal) while the floating charge remains uncrystallised or as otherwise permitted (but subject to the same proviso) under Clause 4.2; or

4.5
Dealings with property:    grant or accept a surrender of, or vary any lease or licence of, or part with or share possession or occupation of, its property or any part of it or reduce any sum payable under them nor enter into any onerous or restrictive obligations affecting its property or any part of it nor consent to any assignment or sub-lease of any interest in its property or any part of it; or

4.6	Indebtedness: create, incur, assume or suffer to exist any Indebtedness, except under this Deed or permitted inter-company Debt or as otherwise specially permitted by the Collateral Agent; or

4.7	Investments, Acquisitions, Etc:

(A)
purchase, hold or acquire any capital stock, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, guaranty any obligations of, or make or permit to exist any investment or any other interest in, any other person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other person constituting a business unit, or become a general or limited partner in any partnership or a joint venturer in any joint venture or enter into any profit sharing or royalty agreement or similar arrangement whereby the income or profits of the Company or any of its Subsidiaries are, or might be, shared with any person, except:

(1)	the Company may own capital stock of wholly-owned Subsidiaries;

(2)	the Company may make equity contributions in any its Subsidiary;

(3)	the Company may enter into reasonable joint marketing agreements or arrangements;

(4)	the Company may enter into the transactions to be entered into by it as contemplated by the Loan Agreement or the Financing Agreements;

(B)
enter into any management contract (other than any agreement made by the Company and/or a Subsidiary thereof which is approved by the Collateral Agent) or similar arrangement whereby its business or operations are managed by any other person; or

4.8	Payments: declare or make any payment except payments by the Company under any Financing Agreement, to the extent that such payments have been budgeted in the then-applicable operating budget; or

4.9	Limitations on Issuance of Interests:

(A)
issue any additional capital stock of the Company or any other interest in the Company, to any person, except for additional capital stock which is common stock and which is subject to the perfected Encumbrance in favour of the Collateral Agent pursuant to a charge over shares (the “Charge Over Shares”) in the Company by Mad Catz Interactive, Inc. and 1328158 Ontario Inc. in favour of the Collateral Agent entered in on or about the date of this Deed or such other documentation as shall be reasonably acceptable to the Collateral Agent and which is delivered to the Collateral Agent, together with undated stock powers for each stock certificate representing such additional capital stock, executed in blank;

(B)
permit any of its Subsidiaries to issue any additional capital stock or any other interest in any such Subsidiary to any person, except to the Company and only if such additional capital stock is (i) subject to the perfected Encumbrance of the Collateral Agent as the case may be, pursuant to the such documentation as shall be reasonably acceptable to the Collateral Agent and (ii) delivered to the Collateral

Agent together with undated stock powers for each stock certificate representing such additional capital stock, executed in blank; or

4.10
Limitations on Transfers of Interests:    consent to the transfer (by assignment, sale or otherwise) of any capital stock or any other equity interest of the Company, or permit the transfer (by assignment, sale or otherwise) of any capital stock or any other equity interest of any of its Subsidiaries, except any transfer of the capital stock made subject to the Encumbrance and the terms of the Charge Over Shares pursuant to which such capital stock is charged (including, without limitation, the delivery by the transferee to the Collateral Agent as the case may be, of an irrevocable proxy and power as contemplated by such applicable agreement).

4.11
Leases:    enter into any lease or leases as a lessee except for (a) leases of personal property in the ordinary course of business, (b) leases of real property in the ordinary course of business, and (c) leases of office equipment and automobiles in the ordinary course of business of the Company; or

4.12
Change of Office:    change the location of its chief executive office or principal place of business or jurisdiction of organization or the office where it keeps its records and all contracts related thereto from that existing on the date hereof, unless the Company or such Subsidiary, as applicable, shall have given the Collateral Agent at least twenty (20) days’ prior written notice thereof and all action necessary or advisable in the Collateral Agent’s reasonable opinion to protect and perfect the Encumbrances interests in the Collateral shall have been taken; or

4.13
Change of Name:    change its name unless the Company or such Subsidiary, as applicable, shall have given the Collateral Agent at least twenty (20) days’ prior written notice thereof and all action necessary or advisable in the Collateral Agent’s reasonable opinion to protect and perfect the Encumbrances and security interests in the Collateral shall have been taken; or

4.14
Transactions with Subsidiaries:    enter into any agreement with any Subsidiary of the Company except transactions in the ordinary course of business which are on fair and reasonable terms not less favourable than the Company or such Subsidiary could obtain in an arm’s-length transaction with a person which is not a Subsidiary and transactions among the Company and its Subsidiaries or among such Subsidiaries; or

4.15	Sale and Leaseback: enter into any arrangement with any person providing for the leasing of real or personal property which has been or is to be sold by it to such person; or

4.16	Capital Expenditures; Other Purchases of Assets:

(A)
from and after the date of this Deed, make any expenditure in respect of the purchase of capital assets, except for such expenditures which could not reasonably be expected to adversely affect the Company and (i) which do not cause the Company and its Subsidiaries to spend more than Canadian Dollar 1,000,000 in the aggregate in any fiscal year in respect of such expenditures (ii) are approved by the Collateral Agent in writing;

(B)	purchase or acquire any assets or other property other than purchases of assets permitted under the Loan Agreement; or

4.17
Unrelated Activities; Abandonment:    engage in any business other than providing sourcing and purchasing services to customers with respect to products, or abandon the diligent operation and maintenance of such business; or

4.18	Set-off: exercise any right of set-off with respect to amounts owing to it by the Collateral Agent, any Lender or the Principal; or

4.19	Subsidiaries: create or otherwise acquire any Subsidiary unless the Company gives the Collateral Agent notice thereof and unless:

(A)	such Subsidiary is a newly created, wholly-owned direct Subsidiary of the Company;

(B)	such Subsidiary shall, if the Collateral Agent shall so request, execute and deliver a security agreement as the Collateral Agent may reasonably request or consent to;

(C)
the Company shall charge to the Collateral Agent, all of the outstanding shares of capital stock or other ownership interests of such Subsidiary pursuant to documentation reasonably satisfactory to the Collateral Agent;

(D)
the Collateral Agent shall have received evidence reasonably satisfactory to it that the Collateral Agent shall have, if required by the Collateral Agent, a perfected first priority security interest in the collateral set forth in any such security agreement and/or pledge agreement; and

(E)
if the Collateral Agent requests, the Collateral Agent shall have received legal opinions in form and substance reasonably satisfactory to the Collateral Agent with respect to paragraphs (B) through (D) of the foregoing; or

4.20
Amendments of Documents:    amend, supplement or otherwise modify, or permit the amendment, modification or supplementation of any documents in a manner which is inconsistent with or violates the terms of or could reasonably be expected to prevent compliance with any of the terms of any Financing Agreement or could materially adversely affect the Lender or any Collateral; or

4.21
Immunity:    in any proceeding in the HKSAR, Canada or elsewhere, in connection with any Financing Agreement, claim for itself or any of its assets, immunity from suit, execution, attachment or other legal process; or

4.22
Restrictive Agreements:    enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of the Company or such Subsidiary to create, incur or permit to exist any Encumbrance upon any of its property or assets to secure the Obligations, provided that the foregoing shall not apply to restrictions and conditions imposed by law or by the Financing Agreements.

5.	DEEDS, SECURITIES AND DEBTS

5.1
Deeds, policies and certificates:    The Company will from time to time deposit with the Collateral Agent all deeds and documents of title relating to the Company’s property, all licences, permits and consents representing the Charged Property in Clause 3.3 (Licences), all insurance policies relating to any of the Charged Property and all certificates representing the Charged Property mentioned in Clause 3.9 (Securities).

5.2	Debts: The Company will pay into the Proceeds Accounts the proceeds of payment or realisation of all the Company’s book debts and other debts.

6.	INSURANCE

6.1
Cover:    The Company will to the Collateral Agent’s reasonable satisfaction keep comprehensively insured for its full reinstatement cost (due allowance being made for inflation during the period of insurance and reinstatement) all of the Charged Property which is of an insurable nature in such name and in such offices as the Collateral Agent shall in writing approve and on such terms, for such amounts and of such types as would be effected by prudent companies carrying on business similar to the Company (including in respect of environmental pollution) and on terms requiring the insurers not to cancel the policy without giving at least 14 days’ prior notice to the Collateral Agent.

6.2
Policy endorsement/premiums:    The Company will have the policies of insurance of the Charged Property endorsed with notice of the Collateral Agent’s interest and will punctually pay when due all premiums payable in respect of any insurance of the Charged Property and if required by the Collateral Agent will deliver to the Collateral Agent evidence satisfactory to the Collateral Agent of payment of such premiums.

6.3
Proceeds:    The Company will hold in trust for the Collateral Agent all money received under any insurance of the Charged Property and at the Collateral Agent’s option will apply the same in making good the relevant loss or damage or in or towards discharge of the Secured Obligations.

6.4
Default:    If the Company defaults in its obligations under this Clause 6 the Collateral Agent may enter the Charged Property and effect insurance as specified in Clause 6.1 (without becoming liable to account as Collateral Agent in possession).

7.	COVENANTS BY THE COMPANY

7.1
The Company undertakes to and covenants with the Collateral Agent to comply with each and every agreement and covenant that applies to it (in its capacity as an Obligor under the Loan Agreement) contained in the Loan Agreement (“US Covenants”) as though they are set forth herein.

7.2
Notwithstanding anything contained in the US Covenants to the contrary, the Company shall be permitted to open any new location in the HKSAR provided that it delivers notices and any documents required by the Collateral Agent to the Collateral Agent as required under Section 8.2 of the Loan Agreement.

7.3	Notwithstanding anything contained in the US Covenants to the contrary, the Company shall be permitted to declare dividends and distributions to its shareholders.

8.	NOTICE OF CRYSTALLISATION

The Collateral Agent may at any time by written notice to the Company convert the floating charge created by this Deed into a fixed charge as regards any of the Charged Property specified in the notice.

9.	POWERS OF THE COLLATERAL AGENT

9.1
Dealings with property:    The Collateral Agent may without restriction grant or accept surrenders of leases or licences of the Company’s property or any part of it and grant or vary or reduce any sum payable under any leases, licences or tenancy agreements.

9.2
Exercise of powers:    Paragraph 11 of the fourth schedule to the Ordinance shall not apply and the Collateral Agent may exercise its power of sale and other powers under the Ordinance or any other law or this Deed at any time after the date of this Deed.

9.3
Receivers:    The Collateral Agent may, without notice to the Company at any time and from time to time under the hand of any person authorised by it to do so or by a deed, appoint or remove a receiver or receivers of the Charged Property, fix and pay the fees of a receiver and remove any receiver so appointed and appoint another in his place, but any receiver shall be deemed to be the agent of the Company and the Company shall be solely responsible for the receiver’s acts, defaults and remuneration.

9.4	Other powers: All or any of the powers conferred on a receiver by Clause 10 may be exercised by the Collateral Agent without first appointing a receiver or despite any such appointment.

9.5
Possession:    The Collateral Agent will not be liable to account to the Company as Collateral Agent in possession for any money not actually received by the Collateral Agent and if the Collateral Agent or any receiver takes possession of the Charged Property it or he may at any time relinquish such possession.

9.6
Protection of purchasers:    No purchaser or other person shall be obliged or concerned to see or enquire whether the right of the Collateral Agent to appoint a receiver or the right of the Collateral Agent or any receiver to exercise any of the powers conferred by this Deed has arisen or become exercisable nor be concerned with notice to the contrary or with the propriety of the exercise or purported exercise of such powers.

10.	RECEIVERS

10.1
Powers:    Any receiver appointed by the Collateral Agent shall be a receiver and manager and shall (in addition to the powers conferred upon receivers under the laws of HKSAR, including, without limitation, the Ordinance) have the following powers exercisable upon such terms and conditions as he thinks fit:—

(A)	Possession/management: to enter into and take possession of and generally to manage the Charged Property and any business of the Company;

(B)	Contracts: to enter into, carry into effect, complete, deliver, perform, repudiate, rescind or vary any deed, contract, transaction or arrangement to which the Company is or is to be a party;

(C)
Work on property:    to carry out on any property of the Company or on any other property which it may in his opinion be necessary or desirable to work upon in conjunction with any such property any new works or complete any unfinished works of building, reconstruction, maintenance, furnishing or equipment and to apply for and obtain all planning permissions, building regulation approvals and other permissions, consents or licences as may be necessary or desirable for such purposes and to effect and/or carry out any development, building or other works as he shall in his absolute discretion think fit;

(D)
Acquisitions, grants, releases and covenants:    to purchase or acquire any land or other property and purchase, acquire, grant or release any interest in or right over land or other property and enter into, take or release the benefit of covenants (positive or restrictive) binding on or benefiting the property of the Company or any part of it;

(E)
Disposals:    to sell, lease, licence, surrender or accept surrenders of leases or licences, charge or otherwise deal with and dispose of the Charged Property without restriction including (without limitation) power to dispose of any fixtures separately from the land;

(F)	Execution of documentation: to carry into effect and complete any transaction by executing deeds or documents in the name of or on behalf of the Company;

(G)	Insurance/bonds: to insure the Charged Property and any works and effect indemnity insurance or other similar insurance and obtain bonds or give commitments, guarantees, indemnities and security;

(H)	Capital calls: to call up any uncalled capital of the Company with all the powers conferred by the articles of association of the Company in relation to calls;

(I)	Advisers/employees: to engage, rely on the advice of and discharge advisers, consultants, officers, managers, agents, workmen and others;

(J)	Supplies: to purchase materials, tools, equipment, goods or supplies;

(K)	Litigation: to bring, continue or defend any claim, dispute, action or legal proceedings and enter into any arrangement or compromise;

(L)
Borrowing and security:    to redeem any security and to borrow or raise any money and secure the payment of any money in priority to the Secured Obligations for the purpose of the exercise of his powers and/or defraying any costs or liabilities incurred by him in such exercise;

(M)	Access: to have access to and make use of the premises and the accounting and other records of the Company and the services of its staff for all or any of the purposes set out in this Clause;

(N)
Rank in insolvency:    to rank and claim in the bankruptcy, insolvency, sequestration or liquidation of any person or company indebted to the Company, to receive dividends and other distributions from or on behalf of any such person and to enter into arrangements with any such person and/or all or some of its creditors;

(O)	Other acts: to do any other acts which he may consider to be incidental or conducive to any of his powers or to the realisation of the Charged Property.

10.2	Joint Receivers: In the case of joint receivers any power may be exercised jointly or severally.

10.3
Application of receipts:    The receiver shall apply all money he receives first in repayment of all money borrowed by him and in payment of his expenses and liabilities (including the payment of preferential debts), secondly in payment of his fees and thirdly in or towards satisfaction of the Secured Obligations (with expenses incurred by the Collateral Agent in connection with this Deed being satisfied first, interest being satisfied second and principal thereafter) and the surplus (if any) shall be paid to the Company or other persons entitled to it.

11.	APPROPRIATION

11.1
Appropriation:    Subject to Clause 11.2, the Collateral Agent may apply all payments received in respect of the Secured Obligations in or towards discharge of such part of the Secured Obligations as it thinks fit.

11.2
Notice of other interest:    The Collateral Agent may open a new account or accounts upon the Collateral Agent receiving actual or constructive notice of any charge or interest affecting the Charged Property and whether or not the Collateral Agent opens any such account no payment received by the Collateral Agent after receiving such notice shall (if followed by any payment out of or debit to the relevant account) be appropriated towards or have the effect of discharging the Secured Obligations outstanding at the time of receiving such notice.

12.	PROTECTION OF SECURITY

12.1
Preservation of security and rights:    The collateral constituted by this Deed and the rights, powers and remedies of the Collateral Agent provided by this Deed or by law shall be cumulative, in addition to and independent of every other security which the Collateral Agent may at any time hold for the Secured Obligations or any rights, powers and remedies provided by law. No prior security held by the Collateral Agent over the whole or any part of the Charged Property shall merge into the collateral hereby constituted.

12.2
Power of attorney:    The Company, by way of security, irrevocably appoints the Collateral Agent to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things that the Collateral Agent may consider to be requisite for (a) carrying out any obligation imposed on the Company under this Deed or (b) exercising any of the rights conferred on the Collateral Agent by this Deed or by law, (including, after the security constituted hereby has become enforceable, the exercise of any right of a legal or a beneficial owner of the Charged Property). The Company shall ratify and confirm all things done and all documents executed by the Collateral Agent in the exercise of that power of attorney.

12.3
Further assurance:    The Company will at its own cost at the Collateral Agent’s or any receiver’s request execute any deed or document and take any action required by the Collateral Agent or any receiver (including, without limitation, giving notices of the security interests created by this Deed and procuring acknowledgements thereof and consents thereto as the Collateral Agent may require) to perfect or protect the security granted by this Deed or its priority or further to secure on the Charged Property the Secured Obligations or for facilitating the realisation or appropriation of the Charged Property or the exercise of any rights or powers of the Collateral Agent or any receiver or for establishing the nature or extent of the Charged Property.

12.4	Change in Company’s constitution: The Collateral Agent’s rights under this Deed shall not be affected by any change in the Company’s name, constitution or composition or by the reorganisation, merger, amalgamation, bankruptcy, liquidation, insolvency or incapacity of the Company.

13.	REPRESENTATIONS AND WARRANTIES

13.1
The Company represents and warrants to the Collateral Agent that each of the representations and warranties contained in the Loan Agreement as it applies to the Company (in its capacity as an Obligor under the Loan Agreement) is true and correct in all material respects.

13.2	Such representations and warranties shall be deemed to have been repeated by the Company on the date of each additional borrowing or other credit accommodation under the Loan Agreement.

14.	PAYMENTS

14.1
No deductions:    All sums payable by the Company to the Collateral Agent shall be paid in the Relevant Currency in immediately available funds and shall be paid to the credit of such account as the Collateral Agent may designate. All such payments shall be made in full without set-off of any sum owing by the Collateral Agent to the Company or counter-claim and free and clear of any deduction of or withholding for or on account of any Tax or for any other reason, except to the extent that any such deduction or withholding is required by law.

14.2
Grossing-up:    If at any time the Company is required by law to make any deduction or withholding from any payment due from the Company to the Collateral Agent under this Deed, the Company shall simultaneously pay to the Collateral Agent whatever additional amount is necessary to ensure that the Collateral Agent receives a net sum equal to the payment it would have received had no deduction or withholding been made.

14.3
Set-off:    The Collateral Agent shall be entitled at any time or times without notice (both before and after demand) to set off any liability of the Company to the Collateral Agent against any liability of the Collateral Agent to the Company (in either case whether actual or contingent, present or future and irrespective of the branch or office, currency or place of payment) and may for such purpose convert or exchange any currency and estimate any unascertained obligation.

14.4
Restriction on deposits:    Despite any term to the contrary in relation to any deposit or credit balance at any time on any account of the Company with the Collateral Agent, no such deposit or balance shall be repayable or capable of being assigned, mortgaged, charged or otherwise disposed of or dealt with by the Company before the Secured Obligations have been discharged in full, but the Collateral Agent may permit any withdrawal without affecting the continued application of this Clause.

14.5
Relevant Currency:    The Company’s liability under this Deed is to discharge the Secured Obligations in the Relevant Currency. If at any time the Collateral Agent receives a payment (including by set-off or as a result of the enforcement of this Deed) referable to any of the Secured Obligations from any source in a currency other than the Relevant Currency, then such payment shall take effect as a payment to the Collateral Agent of the amount in the Relevant Currency which the Collateral Agent is able to purchase (after deduction of any relevant costs) with the amount of the payment so received in accordance with its usual practice.

14.6
Currency indemnity:    To the extent that any payment to the Collateral Agent, whether by the Company or by any other person under any judgment or court order, in a currency other than the Relevant Currency, on actual conversion into the Relevant Currency (after deduction of any relevant costs), falls short of the relevant liability of the Company expressed in the Relevant Currency, the Company as a separate and independent obligation shall on demand from time to time indemnify the Collateral Agent against such shortfall and pay Interest on such shortfall from the date of such payment to the date on which the shortfall is paid.

14.7
Certificates:    A certificate signed by an official of the Collateral Agent as to the amount at any time of the Secured Obligations shall be conclusive evidence against the Company, except in the case of manifest error.

15.	COMMUNICATIONS

15.1	Written: Any notice, communication or demand to be given under this Deed or in connection with the matters contemplated by it shall, except where otherwise specifically provided, be in writing.

15.2
Delivery:    Any such notice, communication or demand shall be delivered or sent to the intended recipient at its address or facsimile number, and marked for the attention of its department or officer, as provided in Clause 15.3. All notice from the Collateral Agent to the Company shall be copied to Mad Catz, Inc Any notice will only be effective:

(A)	if by way of fax, when received in legible form; or

(B)
if by way of letter, when it has been left at the relevant address or three business days (if local post) or ten business days (if overseas post) after being deposited in the post postage prepaid in an envelope addressed to the intended recipient at that address;

and if addressed to such department or officer.

15.3	Addresses: The addresses and other details referred to in Clause 15.2 are, subject to Clause 15.4:

Name:    Mad Catz Interactive Asia Limited, c/o B & McK Nominees Limited

Address:    1401 Hutchison House, 10 Harcourt Road, Hong Kong

Facsimile number:    852- 2845 0476

For the attention of:    Mr Graeme Halford, Mr Andrew Aglionby and Ms Grace Kwok

Name:    Mad Catz, Inc.

Address:    7480 Mission Valley Road, Suite 101, San Diego, California 92108

Facsimile number:    [•] [Mad Catz to confirm]

For the attention of:    Whitney Peterson

Name: Congress Financial Corporation (Central)

Address: 150 South Wacker Drive, Chicago, Illinois 60606

Facsimile number: (312) 332-0424

For the attention of: Harry Rosenfeld, Senior Vice-President

15.4
Change of Addresses:    Either the Company or the Collateral Agent may notify the other of any change to its address or any of its other details specified in Clause 15.3, provided that such notification shall only be effective on the date specified in such notice or five working days after the notice is given, whichever is later.

16.	LAW AND JURISDICTION

16.1	Law: This Deed is governed by and will be construed in accordance with the law of the HKSAR.

16.2	Jurisdiction:

(A)
Subject to Clause (B), the parties irrevocably agree that the courts of the HKSAR shall have exclusive jurisdiction in relation to any legal action or proceedings arising out of or in connection with this Deed (“Proceedings”) and waive any objection to Proceedings in such courts on the grounds of venue or on the grounds that Proceedings have been brought in an inappropriate forum.

(B)
The parties agree that Clause (A) operates for the benefit of the Collateral Agent and accordingly the Collateral Agent shall be entitled to take Proceedings in any other court or courts having jurisdiction.

(C)
To the extent that the Company may be entitled in any jurisdiction to claim for itself or its assets immunity from any suit, execution, attachment (whether provisional or final, in aid of execution, before judgment or otherwise) or other legal process or to the extent that in any jurisdiction such immunity (whether or not claimed) may be attributed to it or its assets, it irrevocably agrees not to claim and irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

17.	ASSIGNMENT AND TRANSFER

17.1
Company’s consent to assignment by Collateral Agent:    By this Deed the Company gives its irrevocable consent and continuing agreement to the assignment by the Collateral Agent of any one or more of its rights under this Deed.

17.2	No assignment/transfer by Company: The Company may not assign and/or transfer any one or more of its rights and/or obligations under this Deed.

17.3
Loan Agreement:    If the Collateral Agent assigns and/or transfers all or any part of its rights and/or obligations under (and in accordance with the terms of) the Loan Agreement to any person, all or such equivalent part of its rights and benefits under this Deed shall, upon and by virtue of such assignment and/or transfer, be assigned to such person.

17.4
Confidentiality:    The Collateral Agent may give such information relating to the Company or this Deed as it thinks fit to any person proposing to take an assignment and/or transfer from the Collateral Agent and/or to enter into contractual relations with the Collateral Agent with respect to this Deed.

17.5
Merger or amalgamation:    The Company’s liability under this Deed shall extend to all liabilities of the Principal to the Lender or the Collateral Agent on their behalf notwithstanding any change of name of the Collateral Agent and/or the Collateral Agent’s absorption by or in or amalgamation with any other entity or the acquisition of all or part of its undertaking by any other entity and to all sums in respect of advances and other banking facilities from such other entity.

17.6
Successors:    This Deed shall remain in effect despite any amalgamation or merger (however effected) relating to the Collateral Agent, and references to the Collateral Agent shall be deemed to include any assignee or successor in title of the Collateral Agent and any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Collateral Agent hereunder or to which under such laws the same have been transferred.

18.	MISCELLANEOUS

18.1	Delays: The Collateral Agent’s rights and powers under this Deed will not be affected or impaired by any delay or omission by the Collateral Agent in exercising them or any previous exercise of them.

18.2
Severability:    Each of the provisions of this Deed shall be severable and distinct from one another and if at any time any one or more of those provisions (or any part) is or becomes invalid, illegal or unenforceable in any jurisdiction the validity, legality and enforceability in such jurisdiction of the remaining provisions and the validity, legality and enforceability of that or any other provision in any other jurisdiction shall not in any way be affected or impaired.

18.3
Indemnity:    The Company will indemnify the Collateral Agent on demand against any loss or expense (including, without limitation, legal fees) sustained or incurred as a result either of a failure by the Company to perform any of its obligations under this Deed or of any representation or warranty made in this Deed having been incorrect when made.

18.4
Interest:    Interest payable by the Company to the Collateral Agent under this Deed will accrue both before and after judgment on a daily basis and on the basis of a 360 or 365 day year (as the Collateral Agent shall determine) and shall be compounded (both before and after judgment) at such intervals as the Collateral Agent shall determine. Interest will be payable on demand made by the Collateral Agent from time to time.

18.5	Variations: No variation of the terms of this Deed shall be valid unless in writing signed by the Company and confirmed in writing by the Collateral Agent.

18.6	Counterparts: This Deed may be executed in any number of counterparts and this will have the same effect as if the signatures on the counterparts were on a single copy of this Deed.

18.7
Execution as a deed:    This Deed is intended by the Company to take effect, and has been executed and delivered by the Company, as a deed notwithstanding that the Collateral Agent may have executed it under hand only.

19.	PRESERVATION OF RIGHTS

19.1
Continuing Obligations:    The security constituted by this Deed shall be continuing security and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or satisfaction of the whole or any part of the Secured Obligations.

19.2
No Effect on Obligations:    The obligations of the Company under this Deed will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Deed (without limitation and whether or not known to it or the Collateral Agent) including:

(A)	any time, waiver or consent granted to, or composition with, or other indulgence being granted to, the Principal or any other person;

(B)	the release of the Principal or any other person under the terms of any composition or arrangement with any creditor;

(C)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Principal or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(D)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Principal or any other person;

(E)	any amendment (however fundamental), waiver, release or replacement of any document setting out the terms of the Secured Obligations or any other document or security;

(F)	any unenforceability, illegality or invalidity of any obligation of any person under any document setting out the terms of the Secured Obligations or any other document or security; or

(G)	any insolvency or similar proceedings affecting or any re-organisation or other change in the Principal or any other person.

19.3
Insolvency Claw-back:    Any settlement or discharge hereunder shall be conditional upon no security or payment to the Collateral Agent by, or on behalf of, the Principal or the Company being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws of general application and shall in those circumstances be void.

19.4	First Demand Obligations: The Collateral Agent shall not be obliged before exercising any of its rights, powers or remedies conferred upon it in respect of the Company by this Deed or by law:

(A)	to make any demand of the Principal;

(B)	to take any action or obtain judgment in any court against the Principal;

(C)	to make or file any claim or proof in a winding-up or dissolution of the Principal; or

(D)	to enforce or seek to enforce any other security taken in respect of any of the obligations of the Principal to the Collateral Agent.

19.5
Subrogation:    The Company agrees that, until the discharge in full of the Secured Obligations, any rights which the Company may at any time have by reason of performance by of its obligations under this Deed:

(A)	to be indemnified by the Principal; and/or

(B)	to claim any contribution from any other person of the Principal’s or the Company’s obligations to the Collateral Agent; and/or

(C)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Collateral Agent or of any other security taken pursuant to, or in connection with, this Deed by the Collateral Agent, shall be exercised by the Company in such manner and upon such terms as the Collateral Agent may require and the Company further agrees to hold any moneys at any time received by it as a result of the exercise of any such rights for and on behalf of, and to the order of, the Collateral Agent for application in or towards payment of any sums at any time owed to the Collateral Agent by the Principal or the Company.

19.6
Suspense account:    For the purpose of preserving the Collateral Agent’s right to prove in the liquidation, bankruptcy or other insolvency of the Principal and the Company for the full amount of the Secured Obligations, the Collateral Agent may place any money received under this Deed to the credit of a securities realised or a suspense account for so long as it thinks fit, without any obligation in the meantime to apply such money in or towards discharge of any of the Secured Obligations.

This Deed was duly signed and sealed as a deed and delivered on the date which first appears on page 1.

The common seal of                                   )
Mad Catz Interactive Asia Limited        )                                                                              C.S.
was affixed in the presence of:—              )

Director’s signature /s/ ANDREW SCHMIDT

Full name         Andrew Schmidt

Secretary’s signature

Full name

Signed for and on behalf of                            )
Congress Financial Corporation                 )
(Central) (as collateral agent for                   )
and on behalf of the Lender)                          )
by: /s/ HARRY ROSENFELD                            )